

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

RECEIVED

'07 APR 26 A 10: 2 |

OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

By courie.

07022958

Leuven, 20 April, 2007

Dear Madam,



Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange
Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the
Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents
furnished herewith are being furnished with the understanding that they shall not be
deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18
of the Exchange Act, and that neither this letter nor the furnishing of such information or
document pursuant to the Rule shall constitute an admission for any purpose that the
Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact
the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone:
+32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED

MAY 0 2 2007

THOMSON
FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

N.V. IinBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

InBev announces the expiration of AmBev's voluntary offer to purchase all outstanding shares of its subsidiary Quilmes Industrial S.A. ("Quinsa")

InBev (Euronext: INB) confirms that AmBev announced the final results of the previously announced voluntary offer made by Beverage Associates Holding Ltd. ("BAH"), a Bahamian corporation and a wholly-owned subsidiary of AmBev, to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares ("ADSs")) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme ("Quinsa"). The Offer expired at 5:00 p.m., New York City time (which is 11:00 p.m. Luxemburg Time), on Thursday, April 19, 2007.

At the expiration of the Offer, 2,535,448 Class A shares and 1,618,379 Class B shares (including Class B shares held as ADSs), representing 0.63% of the voting rights of Quinsa, had been tendered in and not withdrawn from the Offer. The minimum tender condition of the Offer, which required that 3,939,387 Class B shares (including Class B shares held as ADSs) be validly tendered and not validly withdrawn, was not satisfied and as a result, the Offer expired and will be withdrawn without BAH purchasing any Class A shares or Class B shares (including Class B shares held as ADSs). All Class A shares and Class B shares (including Class B shares held as ADSs) that were tendered in the Offer will be returned promptly to the respective holders thereof without any action required on the part of the holders.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 86 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

